October 27, 2015
VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Jennifer Thompson
Ms. Sondra Snyder
Mr. Anthony Watson

Re:	GameStop Corp.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 30, 2015
File No. 001-32637

Dear Ms. Thompson:

This letter sets forth the response of GameStop Corp. (referred to herein as the "Company") to the comment on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated September 28, 2015. On September 30, 2015, Ms. Sondra Snyder of the Staff granted the Company’s request to respond to the Staff's comment on or before October 27, 2015, which we confirmed in a letter to the Staff dated September 30, 2015.

The Staff's comment is restated below in bold and italics type and is followed by the Company's responses.

Consolidated Financial Statements

Note 10, Debt, page F-21

1.
We note your disclosure that the Indenture for your $350.0 million Senior Notes contains covenants which place certain restrictions on you and your subsidiaries, including restrictions on the payment of dividends and distributions. Please disclose the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X. In addition, please tell us the amount of restricted net assets of consolidated subsidiaries as of January 31, 2015 and your consideration of disclosing the information required by Rule 4-08(e)(3) and providing the schedule required by Rule 12-04 of Regulation S-X.

COMPANY RESPONSE:

The Indenture identified in the Staff’s comment is an exhibit to the Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the "2014 Form 10-K"), through incorporation by reference to the Current Report on Form 8-K filed on September 24, 2014.  The Indenture does not restrict dividends or distributions from subsidiaries of the Company to the Company or to other subsidiaries of the Company.
As disclosed in the 2014 Form 10-K, the Indenture includes limitations on dividends and other restricted payments by the Company. These limitations would restrict dividends and other restricted payments by the Company only if one or more of the following occurred: (1) an event of default were to exist under the Indenture, (2) if the Company could not satisfy a debt incurrence test, (3) if the amount of dividends and other restricted payments would exceed an amount tied to the Company’s consolidated net income. These limitations, however, are subject to two exceptions, (1) an exception that permits the Company to declare and pay up to $175 million in dividends each fiscal year and (2) an exception that permits the Company to declare and pay dividends and make other restricted payments regardless of dollar amount so long as, after giving pro forma effect to the dividends and other restricted payments, the Company would have a leverage ratio, as defined under the Indenture, equal to or less than 1.0 to 1.0.
Additionally, the Company notes that Rule 4-08(e)(3) requires registrants that conduct significant operations through subsidiaries to inform investors about restrictions, including those arising from covenants, on the transfer of assets by subsidiaries to the registrant. Specifically, disclosures under Rule 4-08(e)(3) are required when the restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method together exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.
Based on the foregoing requirement of Rule 4-08(e)(3), and as detailed below, the Company respectfully submits that it was not required to make disclosures under paragraphs (e)(3)(i) and (e)(3)(ii) of Rule 4-08 in the 2014 Form 10-K or to provide in the 2014 Form 10-K the condensed financial information prescribed by Rule 12-04 of Regulation S-X and Rule 5-04 of Regulation S-X.
As of January 31, 2015, none of the net assets of the Company’s consolidated subsidiaries were restricted net assets under Rule 4-08(e). In addition, the Company had no equity in undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method as of January 31, 2015.
To augment a reader’s understanding of our Indenture covenants, in future filings, we will enhance our disclosure of the restrictions in the Indenture on dividends and other restricted payments. Such enhanced disclosure would read substantially as follows:
“The indenture governing the Senior Notes does not contain financial covenants but does contain covenants which place certain restrictions on us and our subsidiaries, including limitations on asset sales, additional liens, investments, stock repurchases, the incurrence of additional debt and the repurchase debt that is junior to the Senior Notes. In addition, the indenture restricts payments of dividends to stockholders (other than dividends payable in shares of capital stock) if one of the following conditions exist: (i) an event of default has occurred, (ii) we could not incur additional debt under the general debt covenant of the indenture or (iii) the sum of the proposed dividend and all other dividends and other restricted payments made under the indenture from the date of the indenture exceeds the sum of 50% of consolidated net income plus 100% of net proceeds from capital stock sales and other amounts set forth in and determined as provided in the indenture.
These restrictions are subject to exceptions and qualifications, including that we can pay up to $175 million in dividends to stockholders in each fiscal year and we can pay dividends and make other restricted payments in an unlimited amount if our leverage ratio on a pro forma basis after giving effect to the dividend payment and other restricted payments would be less than or equal to 1.0 to 1.0.”
We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact us at 817-424-2000.

Very truly yours,

/s/ Robert A. Lloyd
Robert A. Lloyd
Executive Vice President and
Chief Financial Officer
GameStop Corp.
(Principal Financial Officer)

/s/ Troy W. Crawford
Troy W. Crawford
Senior Vice President and
Chief Accounting Officer
GameStop Corp.
(Principal Accounting Officer)

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